SUB-ITEM 77J

Reclassification of Capital Accounts

	In order to present undistributed net investment income and accumulated net realized capital gains (losses) on the statement of assets and liabilities that more closely represents their tax character, the Prudential Equity Fund made certain adjustments to undistributed net investment income and accumulated net realized gain (loss) on investments. For the year ended December 31, 2001, the adjustments were to decrease undistributed net investment income and accumulated realized loss by $7,610 for realized foreign currency losses and the reclassification of a distribution. Net investment income, net realized losses and net assets were not affected by this change.